Exhibit 99.1

DHT Holdings, Inc. reports profitable first quarter and strengthened balance sheet

ST. HELIER, CHANNEL ISLANDS, May 2, 2012 (MARKETWIRE via COMTEX) – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

Financial and operational highlights:
USD mill. (except per share)
	Q1 2012	Q4 2011	Q3 2011	2011	2010
Revenue	28.3	25.3	26.6	100.1	89.7
EBITDA	15.0	13.1	13.6	52.7	51.6
Adjusted Net Income*	6.9	3.7	2.9	14.8	6.1
Adjusted EPS*	0.11	0.06	0.05	0.24	0.13
Interest bearing debt	267.4	280.6	299.7	280.6	265.2
Cash	29.6	42.6	45.4	42.6	58.6
Dividend**	0.02	0.03	0.03	0.26	0.40
Fleet (dwt)	2,574,304	2,574,304	2,574,304	2,574,304	1,659,802
Spot days***	17%	17%	17%	13%	0
Unscheduled off hire***	0.30%	0.41%	0.17%	0.27%	1.69%
Scheduled off hire***	0.64%	2.48%	4.39%	1.90%	0
* adjusted for loss on sale of vessel, impairment and non-cash swap related items
** per common share
*** as % of total operating days in period

Highlights of the quarter:

--
EBITDA of $15.0 million, net income of $6.3 million and EPS of $0.10.  The company will pay a dividend of $0.02 per common share and $3.40 per preferred share for the quarter payable on May 23, 2012 for shareholders of record as of May 16, 2012.

--
During the quarter we had two VLCCs in the Tankers International Pool generating an average time charter equivalent earnings (“TCE”) of $23,067 per day.  The 10 other vessels were on time- and bareboat charters during the quarter.

--
DHT strengthened its balance sheet through the equity offering backstopped by a fund managed by Anchorage Capital Group, L.L.C. ("Anchorage"), a New York based investment firm with approximately $10.0 billion under management, and a concurrent private placement generating total net proceeds of approximately $76.5 million in May 2012.  A portion of the proceeds will be used to prepay debt, including repaying all scheduled installments on two of our loans through 2014, thereby creating a clear runway for DHT over the next few years.  The balance will be available for growth and general corporate purposes.

--
The equity offering expired on April 27, 2012 and closed on May 2, 2012. 58% of the offered shares were subscribed for by DHT’s shareholders.  Including the private placement, Anchorage will have an ownership of approximately 32% in DHT after the offering.  Judd Arnold from Anchorage has been appointed as a director of the Company. In a statement, Anchorage commented:  “We are excited to partner with DHT and its excellent management team.  This transaction will create one of the most well capitalized companies in the tanker sector with the ability to both weather the downturn, and also grow through it.  We look forward to building upon our relationship with DHT in the future.”

--	In connection with the equity offering, DHT will reduce its DVB and DNB facilities by a combined $13.6 million, prepaying all scheduled installments through 2014.

--
Follwing the agreement made with the Royal Bank of Scotland (“RBS”) in Q4 2011, the Company repaid $12 million under its credit facility during the first quarter. A fleet appraisal conducted subsequent to March 31, 2012 identified a value-to-loan ratio of 110% while the ratio required under the credit facility is 120%.  The Company expects to remedy the shortfall during the second quarter of 2012.

--
The VLCC DHT Regal was redelivered from its charterer in March 2012 and commenced its third special survey and dry-dock.  The vessel will enter the Tankers International Pool upon completion of the special survey and dry-dock.

--
The Aframax Overseas Rebecca, which was redelivered from its charterer in April 2012, has been sold.  A loss of $0.9 million in connection with the sale has been recorded in the first quarter 2012. The proceeds from the sale will be used to further reduce the outstanding debt under the RBS credit facility.

--	The Aframax Overseas Ania is expected to be redelivered from its charterer in May 2012 and the Company is considering various alternatives including disposal.

First Quarter 2012 Results
The Company reported revenues for the first quarter of 2012 of $28.3 million.

Our vessels were on-hire 99.7% for the quarter. This does not include planned off-hire during the quarter related to special survey and dry-dock.  The DHT Regal commenced its third special survey and dry-dock on March 24, 2012.

Vessel operating expenses for the quarter were $6.8 million.  Charter hire expense for the quarter was $2.4 million related to the charter in of the Venture Spirit.

Depreciation and amortization, including depreciation of capitalized dry docking costs, was $7.0 million for the quarter.

G&A for the quarter was $3.2 million. The G&A for the quarter includes non-cash charge related to restricted share agreements for our management and board of directors, cash incentive compensation related to 2010 and 2011 and a high level of activity during the quarter in connection with the equity offering.

Net financial expenses were $1.8 million for the quarter including a net non-cash gain on interest rate swaps of $0.1 million

We had net income for the first quarter of 2012 of $6.3 million or $0.10 per diluted share.  After adjusting for non-cash financial items related to interest rate swaps and loss on sale of vessel, net income for the quarter was $6.9 million or $0.11 per diluted share.  Net cash provided by operating activities for the quarter was $3.6 million, down from $10.6 million in the first quarter of 2011 and was impacted by increased working capital mainly for bunkers related to the DHT Phoenix and Venture Spirit operating in the spot market and bunkers purchased relating to the redelivery of the DHT Regal.  Operating cash flow[1] in the first quarter of 2012 excluding the $12 million debt repayment under the RBS credit facility was $12.7 million, or $0.20 per share.

At the end of the first quarter of 2012, our cash balance was $29.6 million.

In connection with the backstopped equity offering, we entered into agreements to amend the credit agreements with DVB and DNB.  The agreements were amended whereby, upon satisfaction of certain conditions, including the prepayment of $6.7 million and $6.9 million, respectively, until December 31, 2014, (i)  the "Value-to-Loan Ratio will be lowered from 130% to 120%; and (ii) the margin on the loans are increased by 0.25% to 3.00% and 2.75%, respectively. As of March 31, 2012, the amounts to be repaid per the amended credit agreements have been classified as current portion of long term interest bearing debt.

We declared a cash dividend of $0.02 per common share and $3.40 per preferred share for the first quarter payable on May 23, 2012 for shareholders of record as of May 16, 2012.

[1]  Operating cash flow after debt service represents the sum of net income, amortization of unrealized loss of interest rate swaps, fair value (gain)/loss on derivative financial instrument, depreciation and amortization, impairment charge, (gain)/loss on sale of vessels and repayment of long term debt.  Please refer to the table for reconciliation between net income and operating cash flow after debt service.

EARNINGS CONFERENCE CALL INFORMATION

DHT will host a conference call at 8:00 a.m. EDT Thursday May 3, 2012 to discuss the results for the quarter.  All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling 1 646 254 3367 within the United States, 23500486 within Norway and +44 207 136 2054 for international callers. The passcode is “DHT”.  A live webcast of the conference call and a slide presentation will be available in the Investor Relations section on DHT's website at http://www.dhtankers.com.

An audio replay of the conference call will be available through May 9, 2012.  To access the replay, dial 1 347 366 9565 within the United States, 21000498 within Norway or +44 207 111 1244 for international callers and enter 4258230# as the pass code.

DHT Holdings, Inc. plans to report its next quarterly earnings as follows:

Q2 2012 on Tuesday July 24, 2012
Q3 2012 on Tuesday October 23, 2012

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company operating a fleet of six VLCCs, two Suezmaxes and three Aframaxes.  Six of the vessels are on time charters, two are on long-term bareboat charters and three are operating in the Tankers International Pool.  For further information: www.dhtankers.com.

The equity offering referred to in this press release was conducted pursuant to an existing effective registration statement on Form F-3 filed with the Securities and Exchange Commission (“SEC”).  The offering was made only by means of a prospectus supplement to the prospectus dated October 3, 2011 set forth in the registration statement.  Copies of the registration statement, prospectus and prospectus supplement may be obtained for free by accessing the SEC’s website at www.sec.gov or by calling or emailing Georgeson Inc., the information agent for the offering, toll-free at 1-888-566-3252 or dht@georgeson.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward Looking Statements

This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 19, 2012.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

Reconciliation of non-IFRS financial measures
($ in thousands except shares and per share amounts)

	2012	2011
	Jan. 1 - March 31, 2012	Jan. 1 - March 31, 2011
	Unaudited	Unaudited

Net Income	6,251	4,014
Amortization of unrealized loss of interest rate swaps	133	466
Fair value (gain)/loss on derivative financial instrument	(301)	(716)
Gain/loss, sale of vessel	860
Net Income adjusted for non-cash financial items and gain/loss on sale of vessel	6 943	3,764

Weighted average number of shares (diluted)	64,459,147	57,599,218
Net Income adjusted for non-cash financial items
and gain/loss on sale of vessel per share	0.11	0.07

Net income	6,251	4,014
Amortization of unrealized loss of interest rate swaps	133	466
Fair value (gain)/loss on derivative financial instruments	(301)	(716)
Depreciation and amortization	7,009	6,753
Gain/loss, sale of vessel	860
Repayment of long term Debt	(13,234)
Operating cash flow after debt service	718	10,517

Operating cash flow after debt service per share	0.01	0.18

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2012

DHT HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
($ in thousands except per share amounts)
ASSETS	Note	March 31, 2012	December 31, 2011
Current assets		Unaudited	Audited
Cash and cash equivalents		$29,583	42,624
Accounts receivable	8	7,349	5,021
Prepaid expenses		1,832	1,783
Bunkers		1,032	-
Asset held for sale		7,514	-
Total current assets		47,310	49,428

Vessels	5	440,720	454,542
Other property, plant and equipment		538	533
Other long term receivables		6	54
Total non-current assets		488,573	504,557

Total assets		488,573	504,557

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses		6,363	5,243
Derivative financial instruments	4	2,967	3,422
Current portion long term interest bearing debt	4	13,578	16,938
Deffered shipping revenues		112	8,357
Total current liabilities		23,020	33,960

Non-current liabilities
Long term interest bearing debt	4	253,834	263,632
Derivative financial instruments	4	-	178
Other non-current liabilities		303	340
Total non-current liabilities		254,138	264,150

Total liabilities		277,158	298,110

Stockholders' equity
Common stock	6,7	641	640
Paid-in additional capital	6,7	309,052	308,727
Retained ernings/(deficit)		(97,854)	(102,164)
Other components of equity		(424)	(756)
Total stockholders equity		211,415	206,447

Total liabilities and stockholders' equity		488,573	504,557

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED INCOME STATEMENT
($ in thousands except per share amounts)

		1Q 2012	1Q 2011
	Note	Jan. 1 - March 31, 2012	Jan. 1 - March 31, 2011
		Unaudited	Unaudited
Gross revenues		$28,299	22,269

Operating expenses
Voyage expenses		-	(1,299)
Vessel expenses		(6,837)	(6,434)
Charter hire expense		(2,379)
Depreciation and amortization	5	(7,009)	(6,753)
Gain/loss, sale of vessel		(860)	-
General and administrative expenses		(3,181)	(2,437)
Total operating expenses		$(20,266)	(16,923)

Operating income		$8,033	5,346

Interest income		9	42
Interest expense		(1,958)	(1,600)
Fair value gain/(loss) on derivative financial instruments	4	301	250
Other Financial income/(expenses)		(133)
Profit/(loss) before tax		$6,251	4,038

Income tax expense		-	(24)
Net income/(loss) after tax		$6,251	4,014
Attributable to the owners of parent		$6,251	4,014

Basic net income per share		0.10	0.07
Diluted net income per share		0.10	0.07

Weighted average number of shares (basic)		64,459,147	57,544,595
Weighted average number of shares (diluted)		64,459,147	57,599,218

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Profit for the period		$6,251	4,014

Other comprehensive income:
Reclassification adjustment from previous cash flow hedges		369	466

Total comprehensive income for the period		$6,620	4,480

Attributable to the owners of parent		$6,620	4,480

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
($ in thousands)

		2012	2011
	Note	Jan. 1 - Mar. 31, 2012	Jan. 1 - Mar. 31, 2011
		Unaudited	Unaudited
Cash Flows from Operating Activities:
Net income		$6,251	4,014
Items included in net income not affecting cash flows:
Depreciation and amortization	5	7,096	6,800
Gain/loss, sale of vessel	5	860
Amortization related to interest and swap expense		(301)	(250)
Deferred compensation related to options and restricted stock		281	221
Changes in operating assets and liabilities:
Accrued charter hire, prepaid expenses and receivables		(2,329)	(821)
Accounts payable, accrued expenses and prepaid charter hire		(7,142)	588
Bunkers		(1,103)
Net cash provided by operating activities		$3,613	10,552

Cash Flows from Investing Activities:
Decrease/(increase) in vessel acquisitions deposits		-	(1,200)
Investment in vessels		(1,529)	(55,102)
Investment in property, plant and equipment		43	(371)
Net cash used in investing activities		$(1,486)	(56,673)

Cash flows from Financing Activities
Issuance of common stock	6,7	-	67,540
Cash dividends paid	7	(1,934)	(4,892)
Issuance of long term debt	4	-	27,088
Repayment of long-term debt	4	(13,234)
Net cash provided by/(used) in financing activities		$(15,168)	89,736

Net increase/(decrease) in cash and cash equivalents		(13,041)	43,615
Cash and cash equivalents at beginning of period		42,624	58,569
Cash and cash equivalents at end of period		$29,583	102,184

Specification of items included in operating activities:
Interest paid		1,919	1,481
Interest received		9	43

DHT HOLDINGS, INC.
SUMMARY CONSOLIDATED STATEMENT OF CHANGES
IN SHAREHOLDERS’ EQUITY
($ in thousands except shares)
Unaudited

		Common Stock
	Note	Shares	Amount	Paid-in Additional Capital	Retained Earnings	Cash Flow Hedges	Total equity
Balance at January 1, 2011		48,921,961	$487	240,537	(42,188)	(2,495)	196,341
Total comprehensive income					(40,272)	1,739	(38,533)
Cash dividends declared and paid	7				(19,704)		(19,704)
Issue of common stock	6	15,425,300	154	67,294			67,448
Compensation related to option and restricted stock		103,501		896			896

Balance at December 31, 2011		64,450,762	641	308,727	(102,164)	(756)	206,448

Balance at January 1, 2012		64,450,762	$641	308,727	(102,164)	(756)	206,448
Total comprehensive income					6,251	369	6,620
Cash dividends declared and paid	7				(1,934)		(1,934)
Issue of common stock		44,393	0				0
Compensation related to option and restricted stock				281			281
Balance at March 31, 2012		64,495,155	641	309,008	(97,847)	(387)	211,415

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2012

Note 1 – General information
DHT Holdings, Inc. (“DHT” or the “Company”) is a limited company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at 26 New Street, St. Helier, Jersey, Channel Islands. The Company’s principal activity is the ownership and operation of a fleet of crude oil carriers. Our strategy is to employ our vessels in a combination of charters with stable cash flow and market exposure.

The financial statement were approved by the Board of Directors on May 1, 2012 and authorized for issue on May 2, 2012.

Note 2 – General accounting principals
The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2011.

The condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IFRS”).

The condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these condensed financial statements are the same as presented in the 2011 audited consolidated financial statements.

The Board confirms that these interim financial statements have been prepared on a going concern basis.

Changes in accounting policy and disclosure

New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2011 but not currently relevant to the group (although they may affect the accounting for future transactions and events). The adoption did not have any effect on the financial statements;

--	Revised IAS 24 (revised), ‘Related party disclosures’, issued in November 2009. Effective January 1, 2011.

--	Classification of rights issues’ (amendment to IAS 32), issued in October 2009. The amendment applies to annual periods beginning on or after February 1, 2010.

--	IFRIC 19, ‘Extinguishing financial liabilities with equity instruments’, effective July 1, 2010.

--
Prepayments of a minimum funding requirement’ (amendments to IFRIC 14). The amendments correct an unintended  consequence of IFRIC 14, ‘IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction’.

--	Annual Improvements project, The improvement project is an annual project that provides a mechanism for making necessary but non urgent amendments in several standards.

Note 3 – Segment reporting
Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon on the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.  The Company’s vessels carry crude oil only. The Company’s management manages the Company’s operations as one business segment.

Entity-wide disclosures:

Information about major customers:

As of March 31, 2012, nine of the Company’s 12 vessels are on charter, pursuant to either time charters or bareboat charters, of which eight vessels are on charter to wholly-owned subsidiaries of Overseas Shipholding Group, Inc. (“OSG”) and one vessel is on charter to a wholly-owned subsidiary of Frontline, Ltd. The charters’ payments under the charters are a major source of revenue for the Company. Two vessels are operating in the Tankers International Pool and one vessel is expected to enter the Tankers International Pool upon completion of its third special survey and dry-dock in April 2012.

Note 4 – Interest bearing debt
As of March 31, 2012, DHT had interest bearing debt totalling $268,687,500 of which $164,555,555 is priced at Libor+0.70%, $47,444,445 is priced at Libor+0.85%, $25,062,500 is priced at Libor+2.75% and $31,625,000 is priced at Libor+2.50%. Interest is payable quarterly in arrears. As of March 31, 2012, the Company had one interest rate swap in an amount of $65,000,000 under which DHT pays a fixed rate of 5.95% including margin of 0.85%. From January 1, 2009 the Company has discontinued hedge accounting on a prospective basis. Derivatives are re-measured to their fair value at each balance sheet date. The resulting gain and loss is recognized in profit or loss.

The Company’s credit agreements contain a financial covenant related to the charter-free market value of the Company’s vessels that secure the obligations under the credit facilities. With regards to the credit agreement with the Royal Bank of Scotland totaling $212,000,000 the charter free value (broker valuations) of the vessels that secure the obligations under this credit facility shall at all times be above 120% of the outstanding debt under the loan plus the actual or notional cost of terminating the interest rates swap. In order to stay in compliance with this covenant, the Company made a prepayment of $12,000,000 in the first quarter 2012.

With regards to the credit agreement related to the DHT Phoenix totaling $25,062,500 and DHT Eagle totaling $31,625,000 entered into in the first half of 2011, the charter free value of the vessel shall at all times be above 130% of the outstanding debt under the respective loans. These two credit facilities also contain financial covenants related to each of the borrowers as well as DHT on a consolidated basis.

On March 7, 2012, we entered into agreements to amend the credit agreements with DVB and DNB.  The agreements were amended whereby, upon satisfaction of certain conditions, including the prepayment of $6.7 million and $6.9 million, respectively, until and including December 31, 2014, (i)  the "Value-to-Loan Ratio will be lowered from 130% to 120%; and (ii) the margin on the loans are increased by 0.25% to 3.00% and 2.75%, respectively. As the two amendments are expected to become effective upon the completion of the ongoing equity offering (expected in early May), DHT have obtained temporary covenant waivers from both DVB and DNB.  As of March 31, 2012, the amounts to be prepaid per the amended credit agreements have been classified as current portion of long term debt.

Scheduled debt repayments (USD million)

	April 1 to Dec. 31, 2012	2013	2014	2015	2016	Thereafter	Total
RBS	-	-	13.2	36.3	36.3	126.2	212.0
DVB	6.7	-	-	2.4	15.9	-	25.1
DNB	6.9	-	-	2.5	22.3	-	31.6
Total	13.6	-	13.2	41.2	74.5	126.2	268.7

Note 5 – Vessels and Vessel Acquisitions
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels.  Historically, both charter rates and vessel values have been cyclical.  The carrying amounts of vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. The Company has performed an impairment test using the “value in use” method as of March 31, 2012.

In assessing “value in use”, the estimated future cash flows are discounted to their present value.  In developing estimates of future cash flows, we must make assumptions about future charter rates, ship operating expenses, the estimated remaining useful lives of the vessels and the discount rate.  These assumptions are based on current market conditions, historical trends as well as future expectations.  Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

The impairment test has not resulted in an impairment charge in the first quarter. The impairment test has been performed using an estimated weighted average cost of capital (“WACC”) of 8.47%.

On March 28, 2012 we entered into an agreement to sell the Overseas Rebecca for $8.1 million.  The vessel is expected to be delivered in May 2012 and as of March 31, 2012, the vessels has been classified as “Asset held for sale”.  A loss of $0.9 million in connection with the sale has been recorded in the first quarter 2012.

Note 6 – Equity Offering
In February 2011, DHT issued a total of 15,425,300 shares of common stock with par value of $0.01 per share for total net proceeds of $67,540,343 after underwriting discount and expenses amounting to $4,187,302.

Note 7 – Stockholders equity and dividend payment

	Common stock	Preference stock
Issued at December 31, 2011	64,450,762	0
Par value	$0.01	$0.01
Numbers of shares authorized for issue at December 31, 2012	125,000,000	1,000,000

Common stock:
Each outstanding share of common stock entitles the  holder to one vote on all matters submitted to a vote of stockholders.

Preference stock:
Terms and rights of Preference shares will be established by the board when or if such shares would be issued.

Dividend payment:

Dividend payment as of March 31, 2012:

Payment date:	Total payment	Per share
February 7, 2012	$ 1.9 million	$0.03
Total payment as of March 31, 2012:	$ 1.9 million	$0.03

Dividend payment 2011:

Payment date:	Total payment	Per share
February 11, 2011	$ 4.9 million	$0.10
May 10, 2011	$ 6.4 million	$0.10
August 4, 2011	$ 6.4 million	$0.10
November 15, 2011	$ 1.9 million	$0.03
Total payment as of December 31, 2011:	$ 19.7 million	$0.33

Note 8 – Accounts receivable
Accounts receivable as of March 31, 2012 and December 31, 2011 mainly relates to working capital for the DHT Phoenix and Venture Spirit operating in the Tankers International Pool.

Note 9 - Financial risk management, objectives and policies
Note 9 in the 2011 annual report on Form 20F provides for details of financial risk management objectives and policies.

The Company’s principal financial liabilities consist of long term debt and derivatives. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s financial assets mainly comprise cash. The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent Events
On May 1, 2012 the Board of Directors approved a dividend of $0.02 per common share and $3.40 per preferred share related to the first quarter 2012 to be paid on May 23, 2012 for shareholders of record as of May 16, 2012.

On March 19, 2012, DHT announced a backstopped equity offering and a concurrent private placement both of which will allow DHT to raise equity capital through the sale of shares of common stock and preferred stock generating about $76.5 million in net proceeds after expenses.  The equity offering proceeds will be used to prepay certain debt under DHT's existing credit facilities and provide DHT with the capital to pursue vessel acquisition and other growth opportunities. The offering is backstopped by a fund managed by Anchorage Capital Group, L.L.C. ("Anchorage"). The equity offering commenced on April 2, 2012 and expired on April 27, 2012.  The offering closed on May 2, 2012 and 58% of the offered shares were subscribed for by DHT’s shareholders.  Including the private placement, Anchorage will have an ownership of approximately 32% in DHT after the offering.  Judd Arnold from Anchorage has been appointed as a director of the Company.

CONTACT:
Eirik Ubøe, CFO
Phone: +44 1534 639 759 and +47 412 92 712
E-mail: eu@dhtankers.com

SOURCE:  DHT Holdings, Inc.

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